Exhibit 99.1



<u>For Immediate Release</u>


MAGUIRE PROPERTIES REPORTS THIRD QUARTER 2006
FINANCIAL RESULTS


LOS ANGELES, October 31, 2006 - Maguire Properties, Inc. (NYSE: MPG), a real estate investment trust, today reported results for the third quarter ended September 30, 2006.

<u>Significant Third Quarter and Recent Events</u>

- Completed a new $458 million, 10-year fixed rate, interest only financing at a rate of 5.10% for Gas Company Tower in Downtown Los Angeles.

- Completed a new $273.0 million, 7-year, interest only financing at a fixed rate of 5.84% for 777 Tower in Downtown Los Angeles.

- Repaid the remainder of the Company's $450.0 million term loan using proceeds from the 777 Tower refinancing and cash on hand. Approximately 99% of the Company's outstanding debt is now fixed (including hedges) at a weighted average interest rate of approximately 5.3% for a weighted average remaining term of 6.8 years. The Company anticipates approximately $12.0 million in annual interest savings due to the conversion of approximately $685.0 million of variable rate debt through the refinancing transactions completed since June 2006.

- Completed new leases and renewals totaling 538,761 square feet including an early renewal and expansion with Fannie Mae through 2018 for 61,755 square feet at Plaza Las Fuentes in Pasadena and an early renewal and expansion through 2017 with Oaktree Capital for 129,645 square feet at Wells Fargo Tower in Downtown Los Angeles.

- Continued development activities at Mission City in San Diego, Park Place and WAMU Campus in Irvine and Lantana in Santa Monica.

<u>Third Quarter 2006 Financial Results</u>

Funds from Operations (FFO) available to common shareholders for the quarter ended September 30, 2006 was $21.1 million, or $0.44 per diluted share, compared to FFO available to common shareholders of $24.1 million or $0.55 per diluted share, for the quarter ended September 30, 2005.

FFO available to common shareholders for the quarter ended September 30, 2006 was impacted by a $3.8 million non-cash loss from early extinguishment of debt related to the refinancing of the Gas Company Tower mortgage and paydown of the term loan. Excluding the non-cash loss on early extinguishment of debt, FFO would have been $0.51 per diluted share for the quarter ended September 30, 2006.

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

FFO available for common shareholders for the nine months ended September 30, 2006 was $63.5 million, or $1.35 per diluted share, compared to FFO available for common shareholders of $67.1 million, or $1.54 per diluted share for the nine months ended September 30, 2005. Excluding losses on early extinguishment of debt, FFO available to common shareholders would have been $1.51 and $1.58 per diluted share for the nine months ended September 30, 2006 and 2005, respectively.

Net loss available to common shareholders for the quarter ended September 30, 2006 was $10.2 million, or $0.22 per diluted share, compared to net loss available to common shareholders of $16.1 million, or $0.37 per diluted share, for the quarter ended September 30, 2005. Net income available to common shareholders for the nine months ended September 30, 2006 was $60.0 million, or $1.28 per diluted share, compared to net loss available to common shareholders of $30.8 million, or $0.71 per diluted share, for the nine months ended September 30, 2005.

The weighted average number of diluted common shares outstanding was 46,565,959 for the quarter ended September 30, 2006 (47,441,336 for purposes of calculating diluted FFO per share available to common shareholders) and the weighted average number of diluted common shares outstanding for the quarter ended September 30, 2005 was 43,901,117 (44,183,460 for purposes of calculating diluted FFO per share available to common shareholders).

The weighted average number of diluted common shares outstanding was 46,986,534 for the nine months ended September 30, 2006 and the weighted average number of diluted common shares outstanding for the nine months ended September 30, 2005 was 43,327,471 (43,558,727 for purposes of calculating diluted FFO per share available to common shareholders).

As of September 30, 2006, the Company has whole or partial interests in 26.0 million square feet, consisting of 24 properties with approximately 15.6 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 9.9 million square feet, including surface parking, which in total accommodates approximately 32,000 vehicles. The Company also owns undeveloped land that it believes can support up to 6.7 million square feet of office, retail and residential uses and up to an additional 6.1 million square feet of structured parking.

<u>**Teleconference and Webcast**</u>

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, November 1, 2006, to discuss the financial results of the third quarter and provide a company update. The conference call can be accessed by dialing (800) 443-9874 (Domestic) or (706) 634-1231 (International); ID number 9275122. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through November 8, 2006. To access this replay, dial (800) 642-1687 (Domestic) or (706) 645-9291 (International). The required passcode for the replay is number 9275122. A webcast replay will also be available through the Investor Relations section of the Company's website, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; risks associated with the potential failure to manage effectively the Company's growth and expansion into new markets, to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; risks associated with joint ventures; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see our annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties, Inc.
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS		
Investments in real estate	3,329,188	3,897,893
Less: accumulated depreciation and amortization	(338,518)	(309,270)
	2,990,670	3,588,623
Cash and cash equivalents	92,641	45,034
Restricted cash	154,189	69,020
Rents and other receivables	15,878	16,821
Deferred rents	36,971	38,304
Due from affiliates	9,372	872
Deferred leasing costs and value of in-place leases, net	155,359	219,100
Deferred loan costs, net	25,881	22,787
Acquired above market leases, net	24,504	40,928
Other assets	18,632	27,702
Investment in unconsolidated joint venture	26,190	-
Total assets	$ 3,550,287	$ 4,069,191
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Mortgage loans	$ 2,775,631	$ 3,205,234
Other secured loans	15,000	148,000
Accounts payable and other liabilities	161,384	107,515
Dividends and distributions payable	24,934	24,701
Capital leases payable	6,503	7,450
Acquired below market leases, net	76,218	99,584
Total liabilities	3,059,670	3,592,484
Minority interests	33,991	40,070
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00		
liquidation preference, 10,000,000 shares issued and outstanding	100	100
Common Stock, $0.01 par value, 100,000,000 shares authorized,		
46,985,156 and 45,814,651 shares issued and outstanding at		
September 30, 2006 and December 31, 2005, respectively	470	458
Additional paid-in capital	677,619	664,428
Accumulated deficit and dividends	(229,399)	(233,481)
Accumulated other comprehensive income, net	7,836	5,132
Total stockholders' equity	456,626	436,637
Total liabilities, minority interests and stockholders' equity	$ 3,550,287	$ 4,069,191

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended	
	September 30, 2006	September 30, 2005
Revenues:		
Rental	$ 66,321	$ 80,396
Tenant reimbursements	21,734	28,569
Hotel operations	6,551	5,832
Parking	9,345	12,003
Management, leasing and development services to affiliates	2,901	1,147
Interest and other	6,653	862
Total revenues	113,505	128,809
Expenses:		
Rental property operating and maintenance	23,687	28,069
Hotel operating and maintenance	4,243	3,827
Real estate taxes	8,018	10,702
Parking	3,164	2,971
General and administrative and other	8,559	4,356
Ground lease	136	666
Depreciation and amortization	34,252	49,123
Interest	34,560	43,982
Loss from early extinguishment of debt	3,829	-
Total expenses	120,448	143,696
Loss before equity in loss of unconsolidated joint venture and minority interests	(6,943)	(14,887)
Equity in loss of unconsolidated joint venture	(149)	-
Minority interests	1,615	3,520
Net loss	(5,477)	(11,367)
Preferred stock dividends	(4,766)	(4,766)
Loss available to common shareholders	$ (10,243)	$ (16,133)
Basic loss per share available to common shareholders	$ (0.22)	$ (0.37)
Diluted loss per share available to common shareholders	$ (0.22)	$ (0.37)
Weighted-average common shares outstanding:		
Basic	46,565,959	43,901,117
Diluted	46,565,959	43,901,117

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Nine Months Ended	
	September 30, 2006	September 30, 2005
Revenues:		
Rental	$ 201,688	$ 218,356
Tenant reimbursements	64,612	78,903
Hotel operations	20,115	17,510
Parking	29,844	33,060
Management, leasing and development services to affiliates	6,017	2,409
Interest and other	9,977	2,715
Total revenues	332,253	352,953
Expenses:		
Rental property operating and maintenance	66,658	73,317
Hotel operating and maintenance	12,690	11,492
Real estate taxes	26,202	30,022
Parking	9,113	8,758
General and administrative and other	23,261	15,307
Ground lease	421	1,998
Depreciation and amortization	104,030	120,803
Interest	101,950	112,726
Loss from early extinguishment of debt	8,579	1,650
Total expenses	352,904	376,073
Loss from continuing operations before equity in loss of unconsolidated joint venture, gain on sale of real estate and minority interests	(20,651)	(23,120)
Equity in loss of unconsolidated joint venture	(2,959)	-
Gain on sale of real estate	108,469	-
Minority interests	(10,529)	6,931
Income (loss) from continuing operations	74,330	(16,189)
Loss from discontinued operations before minority interests	-	(375)
Minority interests attributable to discontinued operations	-	71
Loss from discontinued operations	-	(304)
Net income (loss)	74,330	(16,493)
Preferred stock dividends	(14,298)	(14,298)
Income (loss) available to common shareholders	$ 60,032	$ (30,791)
Basic income (loss) per share available to common shareholders	$ 1.30	$ (0.71)
Diluted income (loss) per share available to common shareholders	$ 1.28	$ (0.71)
Weighted-average common shares outstanding:		
Basic	46,151,631	43,327,471
Diluted	46,986,534	43,327,471

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS [(a)]
(in thousands, except for per share amounts)

	Three Months Ended				Nine Months Ended			
	Sept 30, 2006		Sept 30, 2005		Sept 30, 2006		Sept 30, 2005	
Reconciliation of net (loss) income to funds from operations:								
Net income (loss) available to common shareholders	$	(10,243)	$	(16,133)	$	60,032	$	(30,791)
Adjustments:								
Minority interests		(1,615)		(3,520)		10,529		(7,002)
Gain on sale of real estate		-		-		(108,469)		-
Real estate depreciation and amortization, including discontinued operations		34,156		49,024		103,772		120,505
Real estate depreciation and amortization from unconsolidated joint venture		2,095		-		7,945		-
Funds from operations available to common shareholders and unit holders (FFO)	$	24,393	$	29,371	$	73,809	$	82,712
Company share of FFO (b)	$	21,071	$	24,109	$	63,457	$	67,120
FFO per share - basic	$	0.45	$	0.55	$	1.37	$	1.55
FFO per share - diluted	$	0.44	$	0.55	$	1.35	$	1.54
Reconciliation of FFO to FFO before loss from early extinguishment of debt:								
FFO available to common shareholders and unit holders (FFO)	$	24,393	$	29,371	$	73,809	$	82,712
Add: loss from early extinguishment of debt		3,829		-		8,579		1,650
Add: loss from early extinguishment of debt - discontinued operations		-		-		-		672
FFO before loss from early extinguishment of debt	$	28,222	$	29,371	$	82,388	$	85,034
Company share of FFO before loss from early extinguishment of debt (b)	$	24,379	$	24,109	$	70,853	$	69,005
FFO per share before loss from early extinguishment of debt - basic	$	0.52	$	0.55	$	1.54	$	1.59
FFO per share before loss from early extinguishment of debt - diluted	$	0.51	$	0.55	$	1.51	$	1.58

_____

(a) We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) , (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financings to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b) Based on a weighted average interest in our operating partnership for the three and nine months ended September 30, 2006 and September 30, 2005 of 86.4%, 86.0%, 82.1% and 81.1% respectively.